

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3010

April 2, 2010

Gene Maher, President and Director
Northeast Island, Corp.
100 East Cook Avenue
Suite 101
Libertyville, IL 60048

>   **Re: Northeast Island, Corp.**
>   **Form 10**
>   **Filed March 8, 2010**
>   **File No. 000-53903**

Dear Mr. Maher:

   We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. As such, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. If our comments are not addressed within this 60-day time period, and you have not withdrawn this registration statement, please incorporate your revisions, in response to our comments, in both amendments to this Form 10 and your periodic reports.

Item 1. Description of Business, page 1

(b) Business of Issuer, page 1

2.   Please revise your disclosure to clarify that securities are merely "quoted," as opposed to begin "listed," on quotation systems, including the OTCBB. Also, on page 1, we note your belief that you "would be attractive to a private operating company seeking to become public." Here or in the appropriate section, please revise to clarify if your promoters have experience in selling "blank check" companies to private operating companies.

        In order to balance your disclosure, please revise to clarify that you do not provide such private companies with a public shareholder base and that such companies could acquire a reporting obligation similar to yours by simply filing their own Form 10 which would include similar information to the "extensive Form 8-K" you reference.

3.   We note your disclosure that you will depend on Mr. Gene Maher and Mr. John Prinz to provide you with the necessary funds to implement your business plan. Please revise to clarify how you have determined that these individuals will provide additional funding and whether you have any options in the event these individuals determine not to provide additional funding. Any known terms for such funding should be disclosed.

4.   Please add disclosure regarding any conflicts of interest involving Mr. Prinz, Mr. Maher, or their affiliates. For example, we note your disclosure on page 3, that Mr. Maher may allocate his time to other businesses. Please disclose whether their affiliated businesses have the same or similar investment objectives to you.

Item 1A. Risk Factors, page 4

5.   Please add a risk factor to disclose that there is substantial doubt about your ability to continue as a going concern. In this risk factor, please disclose the losses you have incurred and your net working capital deficiency. We also note that your liabilities are greater than your assets. See Item 503(c) of Regulation S-K.

Item 2. Management's Discussion and Analysis or Plan of Operations, page 9

6.   In the second paragraph you indicated that only Mr. Maher will provide the necessary funding to the company to implement its business plan. However in the first paragraph on page 2, you have indicated that both Messrs. Gene Maher and John Prinz will provide the company with the necessary funding. Please explain the discrepancy.

7.   In addition, clarify whether the company has the obligation or intent to reimburse the aforementioned funds.

8.   We note that you intend to meet costs through funds in your treasury and through stockholders or other investors. Please clarify that you currently do not have any money in your treasury. Additionally, please clarify whether you have contacted potential investors. Further please clarify whether you have entered into any credit facility agreements or other financing arrangements.

9.   We note your statement that you "may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital." Considering you do not have any funds, please clarify how you will provide start-up financing to a developing company or additional capital to a struggling company.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 11

10.   Please revise your disclosure of the experience of your officers, directors, and other significant employees to provide the dates each individual's employment began and ended with each entity where he or she was employed.

Item 6. Executive Compensation, page 12

11.   We note your disclosure that you have not paid any cash remuneration to your officer and directors since inception. However, we note your disclosure on page 13 that you paid 750,000 shares to Mr. Maher and 750,000 shares to Mr. Prinz in consideration of their services. Please be aware that the disclosure requested by Item 402 of Regulation S-K applies to any type of compensation received by officers and directors from any source related to their activities and services provided to you. Therefore, please revise your disclosure to provide the information required by Item 402(m) through(s), as appropriate, or tell us why the noted shares are not considered compensation.

Item 7. Certain Relationships and Related Transactions, page 12

12.   We note that you have not provided any disclosure in response to this section. However, we note your disclosure that you will depend on Mr. Gene Maher and Mr. John Prinz to provide you with the necessary funds to implement your business plan. If you have an agreement in place, such agreement should be discussed in this section. Also, please tell us why you have not discussed the loan you received from an entity affiliated with your Chief Executive Officer or revise to provide such disclosure. Please refer to Item 404 of Regulation S-K.

<u>Item 9. Market for Common Equity and Related Stockholder Matters, page 12</u>

13.   Please refer to Item 201(a)(2)(ii) and revise to discuss how Rule 144 applies to your outstanding shares. Please note the application of Rule 144(i).

<u>Exhibits</u>

14.   Please refer to Item 601 of Regulation S-K and ensure that all applicable exhibits are filed. We note your reference to an agreement with your officers to fund your operations initially and that you have already issued shares to such officers. As such, to the extent you have any instruments relating to the rights of your security holders and any loan agreements or financing commitments with your officers and directors and their affiliates, they should be filed. Alternatively, please tell us why you do not believe you need to file these agreements.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Yolanda Crittendon at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney/Advisor